UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

OPTIO SOFTWARE, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

68389J106

(CUSIP Number)

Robert A. Eberle

President and Chief Executive Officer

Bottomline Technologies (de), Inc.

325 Corporate Drive

Portsmouth, New Hampshire 03801

603-436-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 under the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP NO. 68389J106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Bottomline Technologies (de), Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 5)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER (See Item 5)
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%*
14.	TYPE OF REPORTING PERSON CO

*	See Item 5. Because Merger Sub (as defined below) ceased to exist as of the effective time of the Merger (as defined below), Merger Sub is not included as a reporting person herein.

CUSIP No. 68389J106	Page 3 of 4

This Amendment to Schedule 13D (this “Amendment”) relating to Optio Software, Inc. (the “Company”) is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on March 3, 2008 (the “Schedule 13D”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and amended to add the following information:

Pursuant to the Merger Agreement, the Merger was consummated on April 21, 2008. Bottomline funded the total consideration payable to Company shareholders pursuant to the Merger from its working capital.

ITEM 4.	Purpose of Transaction.

Item 4 is supplemented and amended to add the following information:

Pursuant to the Merger Agreement, upon the consummation of the Merger on April 21, 2008, among other things, (i) Merger Sub merged with and into the Company; (ii) the Company continued in existence as the surviving corporation in the Merger (the “Surviving Corporation”); (iii) the Surviving Corporation became a wholly owned subsidiary of Bottomline following the Merger; (iv) each Share (subject to certain conditions and exceptions set forth in the Merger Agreement) was converted into the right to receive $1.85 in cash without interest; (v) the directors and officers of Merger Sub became the directors and officers, respectively, of the Surviving Corporation; (vi) the Articles of Incorporation of the Surviving Corporation were amended and restated as provided in the Merger Agreement, and, as so amended and restated, entered into effect until thereafter changed or amended; and (vii) the by-laws of the Company, as in effect immediately prior to the Merger, became the by-laws of the Surviving Corporation until thereafter changed or amended.

Upon consummation of the Merger, the Shares ceased to be quoted on the OTC Bulletin Board and became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety to read as follows:

(a) As a result of the Merger, the Reporting Person has sole beneficial ownership of 100.0% of the issued and outstanding equity securities of the Surviving Corporation.

(b) The Reporting Person has sole power to direct the vote and the disposition of 100.0% of the issued and outstanding equity securities of the Surviving Corporation.

(c) Except as otherwise disclosed herein, neither the Reporting Person, nor, to the knowledge of the Reporting Person, any person or entity listed on Schedule I attached hereto, has effected any transactions in Shares during the past 60 days.

(d) To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

(e) Not applicable.

CUSIP No. 68389J106	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOTTOMLINE TECHNOLOGIES (de), INC.

Dated: April 21, 2008

By:	/s/ Kevin Donovan
Name:	Kevin Donovan
Title:	CFO